EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate report – Class action against Pelephone

Dear Sir or Madam,

On December 30, 2018, the Company received notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”) regarding a claim together with a class action certification motion that was filed against Pelephone in the Central District Court. The motion is submitted on grounds that Pelephone uses existing information in its possession regarding the location of its subscribers for its business needs and sends them text messages pertaining to the sale of services relevant to their location.

The petitioner asserts that the members of the class suffered non-monetary damage as a result of a violation of their autonomy, as well as cumulative damage of anguish and negative feelings when they discovered the tracking and use of the information. As stated in the motion, the class action amount is unknown.

Pelephone is studying the details of the claim and the class action certification motion and neither it nor the Company is able to evaluate their likelihood of success at the present stage.

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.